UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No )*

A.D.A.M., Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00088U108
(CUSIP Number)

Alexander H. McMillan, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ X ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

032080.0003 EAST  7937446 v5

CUSIP No.	00088U108

1. Name of Reporting Person	Loeb Arbitrage Management LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	-0-

6. Shared Voting Power	60,167

7. Sole Dispositive Power	-0-

8. Shared Dispositive Power	60,167

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	60,167

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.56%

12. Type of Reporting Person	IA, PN

CUSIP No.	00088U108

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	493,728

6. Shared Voting Power	-0-

7. Sole Dispositive Power	493,728

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	493,728

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	4.57%

12. Type of Reporting Person	PN

CUSIP No.	00088U108

1. Name of Reporting Person	Loeb Arbitrage Offshore Partners, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	210,300

6. Shared Voting Power	-0-

7. Sole Dispositive Power	210,300

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	210,300

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	1.95%

12. Type of Reporting Person	CO

CUSIP No.	00088U108

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	90,955

6. Shared Voting Power	-0-

7. Sole Dispositive Power	90,955

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	90,955

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.84%

12. Type of Reporting Person	PN

CUSIP No.	00088U108

1. Name of Reporting Person	Loeb Marathon Offshore Partners, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power	28,554

6. Shared Voting Power	-0-

7. Sole Dispositive Power	28,554

8. Shared Dispositive Power	-0-

9. Aggregate Amount of Beneficially Owned by Each Reporting Person	28,554

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

11. Percent of Class Represented by Amount in Row (9)	0.26%

12. Type of Reporting Person	CO

Item 1(a).	Name of Issuer

A.D.A.M., Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 10th Street NE, Suite 525 Atlanta, GA 30309-3848

Item 2(a).	Name of Person(s) Filing

Loeb Arbitrage Management LP (“LAM”) Loeb Arbitrage Fund (“LAF”) Loeb Arbitrage Offshore Partners, Ltd. (“LAOP”) Loeb Marathon Fund LP (“LMF”) Loeb Marathon Offshore Partners, Ltd. (“LMOP”)

Item 2(b).	Address of Principal Business Office

All filing person(s) and associated investment advisors referenced herein are located at: 61 Broadway, 24th Floor New York, NY 10006

Item 2(c)	Citizenship or Place of Organization

LAM is a limited partnership organized under the laws of the State of Delaware.
LAF is a limited partnership organized under the laws of the State of New York
LAOP is a Cayman Islands exempted company.
LMF is a limited partnership organized under the laws of the State of Delaware.
LMOP is a Cayman Islands exempted company.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number:

00088U108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person is filing a:

(a) [ ] A broker or dealer under Section 15 of the 1934 Act
(b) [ ] A bank as defined in Section 3(a)(6) of the 1934 Act
(c) [ ] An insurance company as defined in Section 3(a) (19) of the 1934 Act
(d) [ ] An investment company registered under Section 8 of the Investment Company Act of 1940
(e) [ X ] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i) [ ] A church plan that is excluded from the definition of Investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j) [ ] A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 of cover pages.

(b)	Percent of Class:

See Item 11 of cover pages.

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition
(iv) shared power to dispose or to direct the disposition

See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

LAM is a registered investment adviser.  LAM may invest on behalf of itself and clients for which it has investment discretion.

LAF’s general partner is LAM.

LAOP’s registered investment advisor is Loeb Offshore Management LP (“LOM”), a Delaware limited partnership.

LMF’s investment advisor is LAM

LMOP’s investment advisor is LOM.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the Reporting Persons certify that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB ARBITRAGE MANAGEMENT LP

Date: February 14, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT LP, G.P.

Date: February 14, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB ARBITRAGE OFFSHORE PARTNERS, LTD.

Date: February 14, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON FUND
By: LOEB MARATHON PARTNERS LLC, G.P.

Date: February 14, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President

LOEB MARATHON OFFSHORE PARTNERS, LTD.

Date: February 14, 2011	By:_ /s/ Alexander H. McMillan
Alexander H. McMillan
Vice President